Via EDGAR and Hand Delivery

June 29, 2011

Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                               SandRidge Permian Trust

Registration Statement on Form S-1

Filed May 25, 2011

File No. 333-174492

SandRidge Energy, Inc.

Registration Statement on Form S-3

Filed May 25, 2011

File No. 333-174492-01

Ladies and Gentlemen:

Set forth below are the responses of SandRidge Permian Trust, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2011, with respect to the Registration Statement on Form S-1 and Form S-3 (File No. 333-174492) initially filed with the Commission on May 25, 2011 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three complete copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

With respect to comments 10, 28, 29 and 30, we are simultaneously sending the Staff a supplemental response, submitted with a request for confidential treatment pursuant to Rule 83, containing information and material responsive to these comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the prospectus included as part of Amendment No. 1.

Registration Statement on Form S-1 and Registration Statement on Form S-3

General

1.  Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.

Response:

We acknowledge the Staff’s comment and, where comments on a section also relate to disclosure in another section, have made parallel changes to all affected disclosure.

2.  If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point.  Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment

Response:

We acknowledge the Staff’s comment and have endeavored to fully respond to each question and bullet point, and to ensure that this letter indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of Amendment No. 1.

3.  In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit.  For example, and without limitation, we note your disclosure at page 2 relating to the percentage of the target distributions that will be hedged.

Response:

We acknowledge the Staff’s comment and have filled in as many blanks as we are able to at this time. We also confirm to the Staff that we will not circulate copies of the Registration Statement or the preliminary prospectus until we have included an estimated price range, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range and all other information, including the blanks noted by the Staff in its comment, except for information we are permitted to exclude in reliance upon Rule 430A.

4.  Please inform us when the amount of compensation allowable or payable to Reef Securities, Inc. has received clearance by FINRA.  Prior to requesting accelerated effectiveness, please be sure to provide us with a copy of the FINRA no objections letter.

Response:

We acknowledge the Staff’s comment and respectfully note to the Staff that Reef Securities, Inc. is not an underwriter in the offering.

We undertake to inform the Staff when the amount of compensation allowable or payable to the underwriters of the offering has received clearance by FINRA and to provide the Staff with a copy of the FINRA no-objections letter prior to requesting accelerated effectiveness.

5.  Please review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests as well as Industry Guide 5.  Refer generally to Item 901(b) of Regulation S-K and Section III.D of Securities Act Release No. 33-6922 for the definition of “partnership” that encompasses “finite-life entities.”  For example, and without limitation, please provide the cover page disclosure set forth in Section II.A.3.a of Release 33-6900 and the information required by Section 1.D. of Industry Guide 5.

Response:

We acknowledge the Staff’s comment.  As discussed below, we do not necessarily concur with the Staff’s suggestion that the trust is a “finite-life” entity, or, consequently, that the disclosures called for by Industry Guide 5 and Securities Act Release No. 33-6900 (the “Release”) are applicable to the trust’s offering.

However, in response to the Staff’s comment, we have revised the cover page of the prospectus to include the disclosure called for by Section 1.D of Industry Guide 5 and Section II.A.3.a of the Release (that is, a bullet list of the most significant risk factors).  In addition, assuming arguendo that Industry Guide 5 and the Release do apply to the trust’s offering, we believe the prospectus contains disclosures appropriately responsive to those items of Industry Guide 5 and the Release that are specifically applicable to the trust and the offering.

More specifically, we wish to note the following regarding the issue of whether the trust is a “finite-life” entity, and, consequently, whether the disclosures called for by Industry Guide 5 and the Release are applicable to the trust’s offering:

•                  It is not clear to us that the trust is a “finite-life” entity as defined in Item 901(b) of Regulation S-K, as the Staff’s comment presumes.  The definition in Item 901(b) refers to an entity that “has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than investing such proceeds or cash in the business” (emphasis added).  The terms used in this definition (“cash from operations” and “investing . . . in the business”) reflect an assumption that the entity in question has a business or operations that it actively manages.  In the context of a traditional real estate limited partnership, these terms make sense because the entity owns assets that comprise an active business, and the business and operations owned by the entity are actively managed by a general partner.  By contrast, a royalty trust is a passive entity that merely holds royalty interests and receives and distributes the cash proceeds attributable to such royalty interests.  The trust has no “business” and conducts no “operations” in any meaningful sense of those terms.  Further, there is no counterpart to the general partner in the typical real estate partnership, because there is no “business” or “operations” to manage in the royalty trust context.  Because the trust has no independent operations, makes no investments or acquisitions, and conducts no operations other than receiving and distributing cash proceeds, we do not think a royalty trust clearly fits within the contours of the “finite-life” entity definition in Item 901(b) of Regulation S-K.

•                  Much of the disclosure guidance in the Release is aimed at roll-up transactions.  However, in our view none of the transactions effected or to be effected in connection with the formation of the trust or the conveyance of the royalty interests individually or collectively fall within the definition of a roll-up transaction.  We note that Item 901(c)(1) of Regulation S-K generally defines a roll-up transaction as “a transaction involving the combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any such partnership will receive new securities, or securities in another entity.”  Because there is no roll-up transaction taking place, we do not believe any of the guidance in the Release with respect to roll-up transactions is applicable to the trust’s offering.

•                  Because the disclosure requirements of Industry Guide 5 and the guidance set forth in the Release are aimed primarily at securities offerings by real estate partnerships, many of the disclosure requirements are simply not applicable to an offering of units representing beneficial interests in a royalty trust, because they are aimed at issues and characteristics that are not present in a royalty trust structure.  For example, in a royalty trust structure, there is no general partner, and the trustee plays a much more passive role than that played by the general partner in a real estate partnership.  In addition, in the royalty trust context, there are no active operations or business at the trust level, the trust makes no investments or acquisitions, and there are no ongoing transactions between the trust and the sponsor.  For these reasons, many of the specific disclosure items in Industry Guide 5 and the Release are simply not applicable to a royalty trust.

•                  Based on our review of registration statements filed recently for initial public offerings by royalty trusts, it does not appear that royalty trusts have sought, as a general matter, to comply with the requirements set forth in Industry Guide 5 or the Release.

•                  Even if we were to concur in the Staff’s suggestion that Industry Guide 5 and the Release apply to the trust’s offering, in our view the line item requirements of Form S-1 and Form S-3 already require all appropriate disclosures that would otherwise be responsive to those items in Industry Guide 5 and the Release that would be applicable to the trust, and the Registration Statement already contains such disclosures.  For example, among other things, the Registration Statement contains fulsome risk factors, as well as descriptions of the trust agreement, trust units, royalty interests, distributions to unitholders, the trustee’s fiduciary duties, unitholders’ voting rights, and material U.S. federal income tax considerations.  In other words, to the extent applicable and material, we believe the Registration Statement already includes the disclosures contemplated by Industry Guide 5 and the Release.

•                  Although Industry Guide 5 calls for a discussion of the general partner’s prior performance with similar programs, we note that SandRidge has sponsored only one previous royalty trust, which only completed its initial public offering in April 2011.  Accordingly, there is not yet any meaningful prior “track record” to discuss in the Registration Statement.

6.  We note that you have not provided most of your exhibits.  Please submit all material exhibits, including, without limitation, the legality and tax opinions, in order to facilitate our review of your filing.  We may have further comment upon our review.

Response:

We acknowledge the Staff’s comment and intend to file all remaining exhibits in time to allow the Staff to review these exhibits so that we may respond to any additional comments the Staff may have as a result of its review of the exhibits.

7.  Please provide us with all promotional and sales materials prior to their use.  See Section 19.D. of Industry Guide 5.  Once we receive the materials, we will need sufficient time to complete our review and may have additional comments.

Response:

We acknowledge the Staff’s comment.  As noted above in our response to comment #5, we do not necessarily concur with the Staff’s suggestion that the trust is a “finite-life” entity, or, consequently, that Industry Guide 5 is applicable to the trust’s offering.  However, in response to the Staff’s comment, we will provide the Staff with a copy of any sales material expected to be furnished to investors in connection with the offering, prior to the use of such material, in time to allow the Staff to review such material so that we may respond to any comments the Staff may have as a result of its review.

8.  You do not yet provide a range for the potential offering price per share.  Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response:

We acknowledge the Staff’s comment and understand that the Staff will need sufficient time to process future amendments to the Registration Statement that contain a price range.

9.  We note your disclosure at page 120 relating to a directed unit program.  Please revise your disclosure where appropriate, including, without limitation, under “Prospectus Summary” to include a description of such program.  Please also file any agreements relating to such program.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to add a reference to the directed unit program under “Summary—The Offering”.  See page 15.  We advise the Staff that the only agreement relating to such program is the Underwriting Agreement, which will be filed as an exhibit to the Registration Statement.

10.  Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus or, in the alternative, please revise your disclosure to clarify whether it is management’s belief.  For example, and without limitation, we know your statements in the second paragraph at page 4 and under “Key Investment Considerations” beginning at page 10.  Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.  To the extent you are unable to provide support, please delete the qualitative and comparative statement.

Response:

We acknowledge the Staff’s comment and have supplementally provided to the Staff the reports and studies that support the qualitative and comparative statements contained in the prospectus,

including the statements in the second paragraph on page 4 and under “Key Investment Considerations” on page 10.

11.  Please define terms the first time such terms are used or, in the alternative, provide a cross reference to where such terms are later defined.  For example, and without limitation, we note your reference to Term Royalties and Perpetual Royalties at page 27.

Response:

We acknowledge the Staff’s comment and have revised the Risk Factors that begin, “—The trustee may, under certain circumstances, sell the royalty interests and dissolve the trust . . . ,” and “Certain U.S. federal income tax preferences currently available with respect to oil . . . ,” so that the terms “Term Royalties” and “Perpetual Royalties” are not used before they are defined.  See pages 27 and 38.

12.  We note your disclosure at pages 34 and 81 that oil, natural gas and natural gas liquids may be recovered by hydraulic fracturing.  We also note your disclosure at page 32 under “Risk Factors—The Operations of SandRidge are subject to environmental laws ....”  Please tell us, with a view towards disclosure:

•  the location of the hydraulic fracturing activities;

•  the acreage subject to hydraulic fracturing;

•  the percentage of the reserves subject to hydraulic fracturing;

•  the anticipated costs and funding associated with hydraulic fracturing activities; and

•  whether there have been any incidents, citations or suits related to SandRidge’s hydraulic fracturing operations for environmental concerns, and if so, what has been its response.

Response:

We acknowledge the Staff’s comment and respectfully note that hydraulic fracturing is used extensively throughout West Texas. SandRidge uses a combination of primarily water and sand in the fracturing process. SandRidge’s hydraulic fracturing activity with respect to the Underlying Properties is associated with the Grayburg/San Andres formation found at depths of 4,000 - 5,000 feet from surface and located in Andrews County, Texas. This county is in West Texas and comprises approximately 1,500 square miles with over 25,000 wells drilled to date. The Grayburg/San Andres formation is relatively shallow and therefore, hydraulic fracturing activity there requires significantly lower pressure than in deeper, non-carbonate formations. The Texas Railroad Commission has identified potable water sources in this area which are defined as usable-quality ground water from surface to a depth of 250 feet, and also from the Santa Rosa formation located in an interval between 1,100 feet and 1,600 feet.

All of the acreage within the AMI area, or approximately 16,700 gross acres, is subject to hydraulic fracturing procedures as the process is required to economically drill and produce the Grayburg/San Andres formation. Since approximately 27% of the reserves in this formation have already been developed using hydraulic fracturing processes, the remaining approximately 73% of reserves are subject to future hydraulic fracturing procedures.

The hydraulic fracturing process is integral to our overall drilling and completion costs, and represents approximately 25% of the total drilling/completion costs per well. The estimated average hydraulic fracturing cost is approximately $125,000 per well.

There have not been any incidents, citations or suits related to SandRidge’s hydraulic fracturing activities involving environmental concerns.

13.  In regard to the hydraulic fracturing operations, please also tell us what steps SandRidge has taken to minimize any potential environmental impact.  For example, and without limitation, please explain if SandRidge:

•  has steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

•  monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•  evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

•  minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

Response:

We acknowledge the Staff’s comment. Fracture stimulation is a proven technology and has been used safely for over 60 years (with 1 million applications, according to the Interstate Oil and Gas Compact Commission). A significant number of the approximately 7,000 oil and gas wells currently producing in Andrews County, Texas were completed with fracture stimulation. Fracture stimulation is necessary to produce hard-to-recover oil reserves in the Grayburg/San Andres formation. States began regulating fracture stimulation approximately 15 years before enactment of the Safe Drinking Water Act, according to the American Petroleum Institute. In the Energy Policy Act of 2005, Congress amended the Safe Drinking Water Act, changing the definition of “underground injection” to “exclude[ ] . . . the underground injection of fluids or propping agents (other than diesel fuels) pursuant to hydraulic fracturing operations”, thereby leaving the regulation of fracturing operations to the states for regulating.

SandRidge adheres to all requirements of states and regulatory agencies with regard to our fracturing processes. The state of Texas regulates well design, injection of the fracture fluids, and flow back and disposal of the produced fluids.

SandRidge continuously reviews best practices and industry standards for all aspects of well bore design and implementation. The first protection of any contamination to fresh water zones begins with good well bore design. SandRidge sets surface casing (per state regulations) at approximately 1,800 feet from surface and circulates cement back to surface covering all fresh water zones. We then run another complete string of production casing to bottom and circulate cement. This practice provides redundant back up for the protection of the fresh water zones. Naturally occurring geological formations prevent communication of oil and gas and the fracture fluids outside the well bore configuration. All fracturing processes occur at a depth greater than 4,000 feet, which provides over 2,000 feet of geologic formation between the fresh water zones and the producing zone. SandRidge has modeled, monitored, and confirmed the frac height growth to be less that 300 feet.

The fracturing process is monitored in real time and in person by company representatives. Digital pressure gauges are used to record digital records and are kept by SandRidge. Personnel involved are trained to respond appropriately to any unusual pressure responses.

SandRidge uses a combination of primarily water and sand in the fracturing process. We have reviewed all chemicals and their known hazards involved in the fracturing process. By volume, sand and water make up approximately 98.76% of the materials used in our fracturing process. Of the remaining 1.24%, almost 50% is Guar, which is made from beans and is a common food additive. The remaining approximately 0.6% are comprised of additional substances for which Material Safety Data Sheets are prepared. These additional substances are present in such diluted concentrations that we believe they do not have any discernable environmental impact. We handle these substances consistent with their Material Safety Data Sheets and in compliance with applicable environmental laws.

SandRidge continually monitors and evaluates the effectiveness of our fracturing procedures to minimize water usage impact and costs. Any fluid produced during flowback is recovered and disposed into reservoir rock at a depth greater than 4,300 feet in saltwater bearing formations that are unusable as fresh water sources determined by the State of Texas through well bores certified as disposal wells.

Certification as a disposal well requires annual pressure testing to confirm mechanical integrity of the well bore. As with the producing wells injection wells have redundant back up systems with multiple strings of pipe and cement and are designed to comply with state regulations and industry standards.

Prospectus Cover Page

14.  We note your disclosure that you intend to list your common units on the New York Stock Exchange.  Please provide us with updated information regarding the status of the application.

Response:

We acknowledge the Staff’s comment.  We have been in discussions with the New York Stock Exchange with respect to the listing of the common units.  The trust’s eligibility review for the listing of the common units is currently scheduled for early July.

15.  At the top of the cover page, you state that SandRidge “will convey to the trust certain royalty interests in exchange for common and subordinated units collectively representing a 40% beneficial interest in the trust (without giving effect to the exercise of the underwriters’ over-allotment option), as well as all of the net proceeds of this offering” (emphasis added).  In addition, your Use of Proceeds section indicates that the trust will deliver the net proceeds to one or more of SandRidge’s wholly owned subsidiaries.  We note that in the table at the bottom of the cover page, however, that you have a column titled “Proceeds to the Trust.”  Please clarify whether SandRidge (including its subsidiaries) or the trust will receive the proceeds of this offering.

Response:

We acknowledge the Staff’s comment and have clarified the disclosure on the cover page of the prospectus to address the Staff’s comment.  We note for the Staff’s information that the trust will initially receive the net proceeds of the offering, but will then transfer such proceeds to SandRidge, together with common units and subordinated units collectively representing 40% of the total outstanding trust units, in exchange for the royalty interests to be conveyed to the trust by SandRidge. To address the Staff’s comment, we have re-worded the second sentence of the first paragraph on the cover page of the prospectus to more clearly state how the proceeds will be used.  In addition, in the table at the bottom of the cover page of the prospectus, we have added a footnote to the “Proceeds to the Trust” column noting that one or more SandRidge subsidiaries will receive all of the net proceeds of the offering.  See the cover page of the prospectus.

Summary, page 1

SandRidge Permian Trust. page 1

16.  Please provide a cross reference to the relevant disclosure contained elsewhere in the prospectus relating to the circumstances set forth in the last sentence of the first paragraph.  In this regard, we note your disclosure beginning at page 75.

Response:

We acknowledge the Staff’s comment and have added a cross-reference to the relevant disclosure under “The Trust—Development Agreement and Drilling Support Lien—Additional Provisions,” on page 45.  See page 1.

The Offering, page 15

17.   We note your disclosure relating to the how the proceeds of the offering will be allocated and to whom the 7,462,500 units and 12,437,500 subordinated units will be issued.  Please provide cross-references, as appropriate, to your discussion at page 43, which describes in greater detail which of SandRidge’s subsidiaries will be issued the units and/or will obtain the proceeds of the offering.

Response:

We acknowledge the Staff’s comment and have added a cross-reference to the relevant disclosure under “The Trust—Formation Transactions,” on page 42.  See page 15.

Risk Factors, page 18

The trust units may lose value as a result of title deficiencies..., page 23

18.  We note your disclosure that SandRidge does not obtain title insurance with respect to certain of the Underlying Properties.  Please advise us as to the basis for not obtaining title insurance.  In your response, please tell us whether this is customary in your industry.  If it is not, please revise your disclosure to indicate this point of fact.  In this regard, we note your disclosure relating to drilling title opinions at page 78.

Response:

We acknowledge the Staff’s comment and advise the Staff that, in our view, it is not customary in the oil and gas exploration and production industry to obtain title insurance, as such insurance is generally not available for oil and gas properties.

Conflicts of interest could arise between SandRidge and the trust unitholders, page 29

19.  Please clarify the circumstances whereby “SandRidge may abandon a well that is uneconomic even though such well is still generating revenue for the trust unitholders.”

Response:

We acknowledge the Staff’s comment.  We advise the Staff that, by the phrase “SandRidge may abandon a well that is uneconomic even though such well is still generating revenue for the trust unitholders,” we mean that if the operating expenses of a well are greater than the revenue generated by production from such well, SandRidge, acting as a reasonably prudent operator, may choose to cease operating such well.  We have revised the disclosure to make this clear.  See page 29.

SandRidge’s ability to satisfy its obligations to the trust..., page 30

20.  We note your disclosure that the proceeds for the royalty interests may be commingled with those of SandRidge’s retained interest and that it may not be possible for the trust to trace its entitlement to the funds in the commingled pool.  Please revise your disclosure to illustrate how this situation may occur.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to more clearly describe how the proceeds for the royalty interests may be commingled with those of SandRidge’s retained interest for a period of time.  See page 31.

Cautionary Statement Regarding Forward-Looking Statements, page 39

21.  Please remove the word “will” from your list of forward-looking statements.

Response:

We acknowledge the Staff’s comment and have removed the word “will” from the list of forward-looking statements.  See page 39.

The Trust, page 42

Development Agreement and Drilling Support Lien. page 43

22.  We note your disclosure at page 44 under “—Horizontal Wells” that SandRidge is not permitted to drill horizontal wells as of the date of the prospectus.  Please revise your disclosure to describe the reasons for this restriction.  If the restriction is set forth in provisions in the development agreement, so state, and please tell us the rationale for any such provision.  In this regard, please also describe the rationale behind the provisions relating the different treatment horizontal drilling receives under the agreement, as described in your disclosure at page 45 under “—Additional Provisions.”

Response:

We acknowledge the Staff’s comment and note, for the Staff’s information, that the restriction in the Development Agreement on SandRidge’s ability to drill horizontal wells, until five horizontal wells have been drilled, is to demonstrate the viability of horizontal drilling in the targeted drilling area, as historically, the majority of wells drilled in the area have been vertical wells, not horizontal wells.  We have revised the disclosure under “The Trust—Development Agreement and Drilling Support Lien—Horizontal Wells” to more clearly describe the restriction on SandRidge’s ability to drill horizontal wells and the rationale behind it.  See page 44.

Target Distributions and Subordination and Incentive Thresholds, page 48

23.  We note your disclosure of target distributions for each quarter through and including the quarter ending June 30, 2012.  Please expand your disclosure in this section to provide pro forma distributable income for the year ended December 31, 2010 and the most recent interim period.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to include pro forma distributable income for the year ended December 31, 2010 and the most recent interim period, the three months ended March 31, 2011.  See page 52.

Where You Can Find More Information, page 122

24.  Please revise to expressly state that all filings filed by SandRidge pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.  See Compliance and Disclosure Interpretations: Securities Act Forms, Question 123.05 at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response:

We acknowledge the Staff’s comment and have revised the disclosure accordingly.  See page 122.

Unaudited Pro Form Financial Information, page F-1

25.  Please confirm that the royalty interests to be conveyed to the Trust are not significant to the financial statements of SandRidge Energy, Inc.; therefore, pro forma financial information reflecting this disposition is not required to be presented.

Response:

We acknowledge the Staff’s comment and advise the Staff that SandRidge has determined that the royalty interests to be conveyed to the trust are significant to SandRidge’s financial statements.  Accordingly, SandRidge has filed, concurrently with the filing of Amendment No. 1, a Current Report on Form 8-K containing pro forma financial information reflecting the disposition of the royalty interests to be conveyed to the trust.

26.  Please only present your pro forma statements of distributable income for the year ended December 31, 2010 and the three months ended March 31, 2011 to comply with the guidance of Rule 11-02(c)(2)(i) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and, accordingly, have removed the pro forma statement of distributable income for the three months ended March 31, 2010.  See pages 60, 61, F-1, F-2 and F-5.

Engineering Comments

Key Investment Considerations, page 10

Exposure to Oil and Natural Gas Price Volatility Mitigated Through June 30, 2016, page 10

27.  Please include the fact that any volumes of oil and gas that are hedged may not see the full effect of higher prices as long as they are hedged.

Response:

We acknowledge the Staff’s comment and respectfully note that our disclosure in the first sentence of the sixth bullet point under “Summary—Key Risk Factors” on page 14 already discloses that any volumes of oil and gas that are hedged may not see the full effect of higher prices as long as they are hedged.  Accordingly, we do not believe any changes to the disclosure noted by the Staff on page 10 of the prospectus are necessary.

Technologies, page 73

28.  You state that most of the undeveloped wells are close offsets to producing wells and could be as close as 5-acre offsets as stated on page four.  Please tell us how you determined that all of the estimated reserves from these wells are in fact incremental or new reserves as opposed to accelerated reserves that would be recovered over time from the existing wells if the offset wells were not drilled at all.

Response:

We acknowledge the Staff’s comment and have provided the Staff with information in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment. This information explains how we determined that all of the estimated reserves from the undeveloped wells are in fact incremental or new reserves as opposed to accelerated reserves.

29.  Please tell us when the first well was drilled by Arena in the AMI, its initial production rate and the cumulative oil and gas production to date from that well.

Response:

We acknowledge the Staff’s comment. We have provided the Staff with information related to the first well drilled by Arena in the AMI, including such well’s initial production rate and the cumulative oil and gas production to date from that well, in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

30.  For the 888 development wells, please tell us how many you have attributed proved reserves to.  For those wells you have attributed proved reserves to, please tell us the average IP rate, the average decline rate and the average ultimate oil and gas reserves that you are estimating for these wells.

Response:

We acknowledge the Staff’s comment and have provided the Staff with all of the requested information in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

Netherland Sewell, page 73

31.  Please remove the reference to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  Paragraph (8) of Item 1202 of Regulation S-K requires you to disclose the qualifications of the technical person who determined the reserves not to refer to an SPE document that only provides the minimum acceptable qualifications of a reserve evaluator.  Therefore, please revise your document to provide that individual’s specific qualifications regarding reserve estimations.

Response:

We acknowledge the Staff’s comment and have revised the disclosure accordingly.  See page 74.

* * * * * *

Thank you for your prompt attention to the foregoing. Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 1 thereto, to David H. Engvall at Covington & Burling LLP at (202) 662-5307.

In addition, if you have any questions about the responses addressing the engineering comments, please do not hesitate to contact Mr. Rodney Johnson, Executive Vice President — Reservoir Engineering, at (405) 429-5656.

Very truly yours,

SandRidge Permian Trust

By:	SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

cc:	David H. Engvall, Covington & Burling LLP
David P. Oelman, Vinson & Elkins L.L.P.
Matthew R. Pacey, Vinson & Elkins L.L.P.